EXHIBIT(d)(5)

Proposed Employment Agreement

for

Flores

Summary of Key Terms

Overall Rationale: To secure the services of Jim Flores (the “Executive”) as the Executive Chairman of Vulcan Energy Corporation (the “Company”).

1. Position/Duties: Executive Chairman of the Company. Duties would include managing the Company’s administrative and operational matters, and identifying and/or analyzing potential transactions in the mid-stream energy market. Executive would be required to devote an amount of his business time to the performance of duties hereunder consistent with his past practice, or such additional time as shall be necessary and appropriate in light of the needs of the Company.

2. Contract Term: Initial term commences on the Closing Date and ends on January 1, 2015. Commencing on January 1, 2015, and each anniversary thereof, his employment will automatically be extended for successive one-year periods unless either party provides notice not to extend at least 90 days prior to such anniversary.

3. Annual Cash Compensation: $200,000.

4. Equity Compensation:

a)	Option Grant: Executive’s existing options with respect to Plains Resources, Inc. (“PLX”) shares would be cancelled without compensation. Executive would be granted an option (the “Option”) to purchase a number of shares of common stock of the Company such that the number of shares subject to the Option would equal five percent of the shares of common stock of the Company on a fully diluted basis (determined based on the treasury method) on the date of grant (after giving effect to the transaction). The Option would vest with respect to 90% of the shares covered by the Option on a schedule consistent with the remaining vesting schedule for the Executive’s existing options (without regard to any acceleration of vesting in connection with the transaction), and the per share exercise price of that portion of the Option would be such as to maintain the aggregate spread implicit in Executive’s existing options (based on the Merger Price, as defined in the Subscription Agreement). The Option would vest with respect to the remaining 10% of the shares covered by the Option in 10 equal annual installments, commencing on the first anniversary of the effective date of the Executive’s employment agreement with the Company, and the per share exercise price of that portion of the Option would be the Initial Share Price (as defined in the Subscription Agreement). The Company would have the right to terminate the Option at any Call Closing, provided that the Company would be required to pay an amount equal to the difference between the aggregate exercise price of the Option with respect to the vested shares under the Option and the aggregate call price with respect to such vested shares under the Option. In addition, in the event of a drag-along event, the Company would have the right to reduce the number of shares subject to the Option pro-rata based on the percentage of Executive’s shares sold in such drag-along transaction, provided that the Company would be required to pay an amount equal to the difference between the aggregate exercise price of the Option with respect to the reduced shares under the Option and the aggregate drag-along price with respect to such reduced shares. The number of shares to be reduced would first be applied against any vested shares and then to any unvested shares.

b)	Restricted Shares: Executive would contribute his shares of PLX (both vested and unvested) to the Company in exchange for shares of the Company. Any Company shares received in respect of any PLX restricted shares would be subject to the same restrictions and vesting schedule (without regard to any acceleration of vesting in connection with the transaction). In addition, Executive would be granted a number of additional shares of restricted stock equal to $2.5 million divided by a fraction, the numerator of which is the Aggregate Consideration Amount (as defined in the Subscription Agreement) and the denominator of which is 20 million. The additional restricted stock would vest in 10 equal annual installments, commencing on the first anniversary of the effective date of the Executive’s employment agreement with the Company.

c)	Waiver of Acceleration: Executive would waive the acceleration of vesting with respect to any shares of restricted stock or options of PLX in connection with the transaction.

d)	Incentive Vesting: If either (i) the aggregate distributions per common unit paid by MLP during any four consecutive calendar quarters is greater than or equal to $2.70 (subject to adjustment in the event of any adjustments to the Minimum Quarterly Distribution or Target Distribution levels under Section 6.6 of the MLP Agreement) or (ii) the Notional Equity Value of the Company exceeds 2.5 times the Initial Notional Equity Value of the Company, then the Option and all outstanding shares of restricted stock would vest in full. “Notional Equity Value” means, as of a particular date, an amount equal to (i) the Initial Multiple times the operating income less maintenance and capital expenditures (in each case, excluding Calumet Florida) of the Company for the immediately preceding four quarters, (ii) less the Company’s total debt outstanding as of such date. “Initial Notional Equity Value” means, as of a particular date, the Notional Equity Value as of the Closing Date, adjusted to reflect on a proforma basis any asset sales and equity issuances occurring after the Closing Date. “Initial Multiple” means a fraction, the numerator of which is the Aggregate Consideration Amount (as defined in the Subscription Agreement), plus the Company’s total debt outstanding immediately following the Closing, minus $20 million, and the denominator of which is the operating income less maintenance and capital expenditures (in each case, excluding Calumet Florida) of the Company on an annualized pro forma basis based on the last full fiscal quarter preceding the Closing.

e)	Vesting upon Sale Transaction. The Option and restricted shares shall vest upon consummation of a Sale Transaction (as defined in the Stockholders’ Agreement).

5. Tax Loans: Upon the exercise of any Option following its acceleration as described under “Incentive Vesting”, or upon the vesting of any restricted share, at Executive’s request the Company would be obligated to lend to Executive the funds necessary for Executive to pay the federal income tax incurred by Executive with respect to such exercise or vesting, such loan to be on the terms set forth on Exhibit A. Notwithstanding the foregoing, the Company shall not be obligated to make any such loan if doing so would be prohibited under or would result in a breach or default under any third party credit agreement or instrument to which the Company or any of its Subsidiaries is a party; provided, that the Company shall use reasonable efforts to obtain a waiver or consent under any such agreement or instrument to make such loan.

6. Option Exercise Loans: Upon the acceleration of any Option as described under “Incentive Vesting”, at Executive’s request, the Company would be obligated to lend to Executive the funds necessary for Executive to pay the strike price with respect to any unexercised portion of the Option, such loan to be on the terms set forth on Exhibit B. Notwithstanding the foregoing, the Company shall not be obligated to make any such loan if doing so would be prohibited under or would result in a breach or default under any third party credit agreement or instrument to which the Company or any of its Subsidiaries is a party; provided, that the Company shall use reasonable efforts to obtain a waiver or consent under any such agreement or instrument to make such loan.

7. Management Incentive Payment: The employment agreement shall include the incentive payment provisions set forth on Schedule I hereto.

8. Other Benefits: Executive shall become eligible for benefits under the Company’s welfare benefit and qualified retirement plans when and if he loses eligibility for such plans with another employer. Executive shall be granted annual vacation consistent with past practice.

9. Expenses: Executive will be entitled to reimbursement for reasonable and necessary expenses in carrying out his duties.

10. Payments upon Termination: Upon termination of Executive’s employment, Executive would be entitled to receive the following benefits:

(a)	Termination upon Death, Disability, or Cause or other than for Good Reason: In the event the employment agreement terminates upon the Death or Disability of the Executive, or the Executive is terminated by the Company with Cause or he resigns for other than Good Reason, the Executive would not be entitled to any benefits other than any unpaid salary or pro rata share of any non-discretionary bonus amounts accrued through the effective date of such termination or resignation and any other vested benefits that have accrued through such date pursuant to the terms of the Company’s benefit plans and any benefits required by applicable law. All unvested options and restricted stock would lapse.

(b)	Termination for Good Reason . In the event the Executive resigns for Good Reason, the Executive would be entitled to receive (i) on the termination date, an amount equal to one times the aggregate of his annual salary under the employment agreement and the bonus, if any, Executive received in the immediately preceding year, (ii) continuation of participation in the Company’s welfare benefit plans available to senior executive officers through the 18th month following the date of termination, and (iii) all outstanding equity awards would vest in full, and the Company would provide all associated rights with respect thereto as contemplated herein, including the right to borrow the funds required to fund the exercise of any stock options and any amounts payable as a result of the income taxes incurred as a result of such exercise or vesting.

(c)	Definitions:

(i)	Disability. Executive shall have been absent from the performance of his duties with the Company for six consecutive months as a result of Executive’s incapacity due to physical or mental illness.

(ii)	Cause. (A) Executive’s willful failure to perform duties reasonably assigned to him by the board of directors of the Company in accordance with the terms of the employment agreement, (B) Executive’s engaging in conduct which is demonstrably and materially injurious to the Company and its subsidiaries taken as a whole, (C) Executive’s having been convicted of, or entered a plea of nolo contendere to, burglary, larceny, murder or arson, or a felony involving deceit, fraud, perjury or embezzlement, or (D) Executive’s material breach of any term of his employment agreement, the Stockholders’ Agreement or the Exclusivity Agreement (other than the notification provisions thereof). The Company must provide Executive with written notice detailing such conduct (accompanied by a resolution of the Company’s board of directors finding such conduct) and provide Executive reasonable opportunity to cure.

(iii)	Good Reason. Without Executive’s written consent (A) material breach of any of the Company’s obligations under the employment agreement, (B) assignment by the Board to Executive of any duties that materially adversely alter the nature or status of Executive’s office, title or responsibilities, (C) the Company’s requiring Executive to relocate anywhere other than the greater Houston, Texas metropolitan area, except for required travel on Company business to an extent substantially consistent with Executive’s obligations under his employment agreement or (D) Allen’s material breach of either the Stockholders’ Agreement or the Exclusivity Agreement (other than the notification provisions thereof); provided, however, that notwithstanding the foregoing, neither (1) the transfer of the location of the Company’s principal administrative (for example, benefits) and/or financial functions (but not the position or title of President or Chief Executive Officer) to any site designated by the Board nor (2) the assignment or delegation of such functions or responsibilities by the Board to any person other than Executive, shall constitute Good Reason. The Executive must provide the Company with written notice detailing such conduct and provide the Company reasonable opportunity to cure.

11.	Gross-Up Payment: For purposes of avoiding the “golden parachute” excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), the effectiveness of Executive’s employment agreement shall be subject to the approval of the shareholders of the Company in accordance with Section 280G(b)(5) of the Code and the regulations thereunder. If, regardless of such shareholder approval, Executive would become subject to the “golden parachute” excise tax, Executive would be entitled to the greater after-tax benefit of (i) the total amount of the benefits provided under his employment agreement or (ii) a reduced portion of such benefits such that no portion of his benefits would be subject to the “golden parachute” excise tax. Notwithstanding the foregoing, if Executive becomes subject to the “golden parachute” excise tax with respect to the Merger due to the acceleration of his equity awards upon a termination without Cause or for Good Reason, then he would be entitled to a gross-up payment with respect to such excise tax on the same basis as his existing gross-up at PLX.

12.	Confidentiality/ Non-Competition/Non-Solicitation: Executive would be subject to certain confidentiality provisions, as well as non-competition and non-solicitation restrictions for a period of one (1) year following termination of employment with the Company, provided that the non-competition and non-solicitation restrictions would not apply if Executive is terminated without Cause or terminates his employment for Good Reason or upon termination of the employment agreement upon exercise of the right to terminate the automatic extensions in Section 2 above.

13.	Effect on Existing Employment Arrangements: Executive’s existing employment agreement would terminate at the closing, and all rights and obligations, including any right to any severance payment or benefit, would terminate. Executive’s existing options would be cancelled without compensation. Executive’s existing restricted shares and restricted units would be converted into restricted shares in the Company as provided in the Subscription Agreement.

14.	Mitigation: Executive would not be required to mitigate if the event of his termination.

Exhibit A

Tax Loan Terms

Each tax loan shall be evidenced by a promissory note with the following terms:

1. Term: Principal and accrued but unpaid interest due and payable on January 2, 2015.

2. Rate: The Applicable Federal Rate applicable to a loan with a maturity equal to the period of time between the issuance of the note and January 2, 2015.

3. Security: Principal and interest secured by a first lien on all shares of Common Stock held by Executive.

4. Recourse: Beyond value of collateral, non-recourse to Executive.

5. Acceleration: (i) Principal and interest accelerate in full upon the occurrence of a Sale Transaction (as defined in the Stockholders Agreement) and (ii) accelerates pro-rata as to principal and accrued interest upon the sale of any shares of Common Stock.

6. Interest Payments: Accrue quarterly on a PIK-basis.

7. Prepayment: Prepayable at any time without a pre-payment penalty.

8. Assignability: The Company may assign the note, the security interest and all related security documents.

9. Default at Maturity: In the event that Executive fails to pay any outstanding principal and interest at maturity (other than maturity in respect of an acceleration event), if the holder of the note does not elect to extend the maturity date, the holder shall be entitled to foreclose on a number of shares of Common Stock securing the note equal to the aggregate amount of unpaid principal and interest divided by the “Fair Market Value” of such shares, determined in accordance with Section 4.13(e) of the Stockholders Agreement.

Exhibit B

Option Exercise Loan Terms

Each option exercise loan shall be evidenced by a promissory note with the following terms:

1. Term: Principal and accrued but unpaid interest due and payable upon the earlier of (i) January 2, 2015 and (ii) the occurrence of a Sale Transaction (as defined in the Stockholders Agreement).

2. Rate: The Applicable Federal Rate applicable to a loan with a maturity equal to the period of time between the issuance of the note and January 2, 2015.

3. Security: Principal and interest secured by a first lien on all shares of Common Stock issued upon exercise of Option.

4. Recourse: Beyond value of collateral, recourse to Executive in an amount equal to 25% of the original principal amount of loan and 25% of accrued interest.

5. Acceleration: Pro-rata as to principal and accrued interest upon the sale of any shares of Common Stock.

6. Interest Payments: Accrue quarterly on a PIK-basis.

7. Prepayment: Prepayable at any time without a pre-payment penalty.

8. Assignability: The Company may assign the note, the security interest and all related security documents.

9. Default at Maturity: In the event that Executive fails to pay any outstanding principal and interest at maturity (other than maturity in respect of an acceleration event), if the holder of the note does not elect to extend the maturity date, the holder shall be entitled to foreclose on a number of shares of Common Stock securing the note equal to the aggregate amount of unpaid principal and interest divided by the “Fair Market Value” of such shares, determined in accordance with Section 4.13(e) of the Stockholders Agreement.

Schedule I

Flores Incentive Provisions

1. Definitions

When used in this Schedule, the following terms shall have the meanings set forth below (all terms used in this Schedule that are not defined in this Section 1 shall have the meanings set forth elsewhere in this Schedule or, if not otherwise defined elsewhere in the Subscription Agreement, the meanings set forth in the Stockholders’ Agreement):

“Equity Value” means (i) if the Incentive Payment Amount is being determined with respect to a Sale Transaction, the aggregate net sales price of the equity of the Company in such Sale Transaction and/or, if such Sale Transaction results in proceeds to the Company, the aggregate net proceeds available for distribution to holders of shares of Common Stock after repayment of all indebtedness (including for the avoidance of doubt, any premium or prepayment or similar penalty) and other obligations of the Company and its Subsidiaries and the payment of all fees and expenses of the Company incurred in connection therewith and (ii) if the Incentive Payment Amount is being determined with respect to a request pursuant to Section 2(b) below, the aggregate value of the equity of the Company based on the fair market value in U.S. dollars of a share of Common Stock as of the date of the request giving rise to the determination of “Equity Value” which would reasonably be expected to be realized in an open market sale on arm’s length terms to a Person who is not an Affiliate of the seller or the buyer, having regard to all relevant factors, but without regard to (x) the availability or lack of availability of a market for such shares of Common Stock or (y) any minority discount that would otherwise be applicable to such shares of Common Stock, such “Equity Value” to be determined pursuant to Section 2(c) below.

“Flores Incentive Percentage” means 100%; provided, however, that (i) if the Flores Employment Agreement shall have been terminated as a result of death or disability, then the Flores Incentive Percentage shall be equal to the product of 100% and a fraction, the numerator of which is the number of months during which the Flores Employment Agreement was in effect (rounded up to the nearest whole month), and the denominator of which is 120, and (ii) if the Flores Employment Agreement shall have been terminated by the Company for “Cause” (as defined therein) or by Flores other than for “Good Reason” (as defined therein), then the Flores Incentive Percentage shall be zero.

“Incentive Payment Amount” means (i) if the Equity Value at the time of the Valuation Event is less than or equal to the Target Value at the time of the Valuation Event, then the Incentive Payment Amount shall be zero, and (ii) if the Equity Value at the time of the Valuation Event is greater than the Target Value at the time of the Valuation Event, then the Incentive Payment Amount shall be an amount equal to the lesser of (x) 2.5% of the amount by which the Equity Value exceeds the Invested Amount and (y) one-half of the amount by which the Equity Value exceeds the Target Value.

“Incentive Shares” means a number of shares of Common Stock with a value (based on the Equity Value at the time of the Valuation Event giving rise to the obligation to deliver such shares under Section 2 below) equal to the Flores Incentive Percentage of the Incentive Payment Amount.

“Invested Amount” means the sum of (i) the Aggregate Consideration Amount (as defined in the Subscription Agreement) and (ii) the aggregate sales price of any equity securities issued by the Company after the Closing (including upon the exercise of any options).

“Target Value” means the value of the Company at which Allen has achieved an internal rate of return of 20% (after giving effect to any distributions he has received) on his investment in the Company, where “internal rate of return” means the annual percentage rate of return in which the sum of discounted cash inflows over the life of an investment is equal to the sum of the discounted cash outflows.

“Trued-up Amount” has the meaning set forth in Section 2(a) below.

“Valuation Event” means the first to occur of a Sale Transaction or a request pursuant to Section 2(b) below.

2. Management Incentive

(a) Unless Incentive Shares have previously been delivered pursuant to Section 2(b) below, immediately prior to the consummation of a Sale Transaction, in consideration of the value Flores shall have brought to the business of the Company, the Company shall deliver to Flores the Incentive Shares. In the event that at any time following consummation of such Sale Transaction, there shall be any reduction of the purchase price, or the Stockholders or the Company are required to make any indemnification or similar payment in respect of such Sale Transaction, then within five business days of such reduction or indemnification payment, Flores shall pay to each of Allen and, if applicable, Raymond, such amount as shall be necessary to ensure that the net amount that each Stockholder receives in respect of such Sale Transaction (after giving effect to any such reduction or indemnification payment) is equal to the amount such Stockholder would have received had the Incentive Payment Amount and Flores’s Incentive Shares been calculated based on an Equity Value equal to the original Equity Value less the amount of such reduction or indemnification payment (the “Trued-up Amount”), provided, however, that in no event shall Flores be required to pay an aggregate amount that would result in Flores receiving less than its Trued-up Amount.

(b) At any time after the earlier to occur of (i) January 1, 2015, and (ii) the date on which Allen and his Affiliates shall have Sold to third parties (other than any employee of Vulcan Inc. or any Subsidiary thereof), in one or more transactions, shares of Common Stock representing more than 50% of the outstanding shares of Common Stock if, after giving effect to the last of such sales, the Allen Ownership Percentage is less than 10% of the initial Allen Ownership Percentage, the Management Stockholders shall be entitled to jointly request a determination of the Equity Value of the Company in accordance with Section 2(c) below and, promptly following the determination of such Equity Value, in consideration of the value Flores shall have brought to the business of the Company, the Company shall deliver to Flores the Incentive Shares, if any; provided, however, that (i) in no event shall the Management Stockholders have the right to request such determination following the occurrence of any Sale Transaction and (ii) the Management Stockholders shall not have the right to request such determination more than once. The Management Stockholders shall make such request by providing written notice thereof to the Company, such notice to by signed by each Management Stockholder.

(c) If the Management Stockholders shall have requested a determination of the Equity Value pursuant to Section 2(b) above, the Equity Value shall be determined as follows:

(i) During the ten-day period following the date on which such determination is requested, the Management Stockholders, on the one hand, and Allen, on the other, shall each submit to the other such party’s respective proposal as to the Equity Value. If the higher proposal is not more than 10% higher than the lower proposal, then the Equity Value shall be equal to the average of such proposals.

(ii) In the event that one of the proposals contemplated under clause (i) above is more than 10% higher than the other proposal, then within ten Business Days after the submission of such proposals, the Management Stockholders, on the one hand, and Allen, on the other, shall jointly select and retain a managing director in an independent nationally recognized investment bank (the “Equity Value Appraiser”). In the event that such parties fail to jointly select the Appraiser within such period, then at the request of the Management Stockholders, on the one hand, or Allen, on the other hand, the American Arbitration Association shall provide them with a list of at least five Equity Value Appraiser candidates and each of the Management Stockholders, on the one hand, or Allen, on the other hand, shall be allowed to strike a number of names from the list and rank the remaining Equity Value Appraiser candidates in order of acceptance. The highest ranking Equity Value Appraiser candidate who remains on the list shall serve as the Appraiser. The Equity Value Appraiser shall be requested to make its determination within a period of 30 days after the deadline for submissions to be made by the Management Stockholders, on the one hand, or Allen, on the other hand, pursuant to Section 3(c)(iii), or as soon as practicable thereafter.

(iii) Within five Business Days of the appointment of the Appraiser, each of the Management Stockholders, on the one hand, and Allen, on the other hand, shall submit to the Equity Value Appraiser (A) its proposed determination of the Equity Value provided to the other party pursuant to Section 2(c)(i), (B) a list of factors that it believes to be relevant in the determination of the Equity Value, and (C) the reasons for that proposed value. In addition, each of the Management Stockholders, on the one hand, and Allen, on the other hand, shall at the same time deliver to the other a copy of any submission or information supplied by the Management Stockholders, on the one hand, or Allen, on the other hand, to the Equity Value Appraiser.

(iv) The Equity Value Appraiser shall then make its own determination (having requested such further information from the Management Stockholders, Allen and/or the Company as it shall require) of the Equity Value.

(v) The Equity Value Appraiser shall certify to each of the Management Stockholders, Allen and the Company (A) that, having considered the respective submissions of the Management Stockholders, on the one hand, and Allen, on the other hand, it has made its own determination of the Equity Value according to the principles of this Agreement and (B) the proposed value of which of the Management Stockholders, on the one hand, or Allen, on the other hand, it determines to be closer to the Equity Value. The value proposed by the Management Stockholders, on the one hand, or Allen, on the other hand, so certified by the Equity Value Appraiser pursuant to clause (B) above shall thereupon be deemed to be the Equity Value for purposes of Section 2(b) above.

(vi) The fees and expenses of the Equity Value Appraiser shall be paid equally by the Management Stockholders, on the one hand, or Allen, on the other hand. The Equity Value Appraiser shall act as an expert and not as an arbitrator and its determination shall be final and binding upon the Management Stockholders, on the one hand, and Allen, on the other hand, in the absence of manifest error. The Equity Value Appraiser shall have no liability to any of the Management Stockholders, Allen or the Company in respect of its determination.